Exhibit 99.1

ON TRACK INNOVATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on March 16, 2012, at 08:00 A.M. (Israel time), at the offices of the Company in Z.H.R Industrial Zone, Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.
To increase the Company’s authorized share capital from NIS 5,000,000 to NIS 20,000,000 and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.

2.	To approve certain amendments to the employment agreement of the Company's Chairman and Chief Executive Officer, Mr. Oded Bashan.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the NASDAQ Global Market on February 6, 2012 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.   You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record on the Record Date.

A shareholder whose ordinary shares of the Company par value NIS 0.10 per shares (“Ordinary Shares”) are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company before the time appointed for holding the Meeting, with an ownership certificate in the form attached hereto (or such other form satisfactory to the Company), issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date.  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, provided that if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall nevertheless constitute a quorum.

Abstentions and Broker Non-Votes (as explained below) are counted in determining if a quorum is present.

Under applicable regulations, a "Broker Non-Vote" occurs, with respect to an item on the agenda, when a broker identified as the record holder of shares is not permitted by applicable rules to vote on such item without instruction from the beneficial owner of the shares, and no such instruction has been received. We believe item number 1 on the agenda of the Meeting to be "routine", and therefore, a broker may vote with respect to such proposal even if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.  Notwithstanding, it should be noted that item number 1 on the agenda may nevertheless be determined not to be a “routine” matter, in which case, a broker may not vote on such matter without instructions from the shareholder.

Without derogating from the above, item number 2 on the agenda of the Meeting is not deemed a “routine” matter for purposes of broker voting.  Therefore, if a shareholder does not instruct the broker how to vote with respect to item 2, the broker may not vote with respect to proposal 2 and those votes will be counted as “Broker Non-Votes”.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card.

Attached is the proxy card for the meeting that is being solicited by our Board of Directors.

Please follow the instructions on the proxy card.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

We will not be able to count a proxy card unless we receive it, accompanied with a copy of the shareholder's Identification Card, passport or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and with a proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. Such proxy and accompanying documents should be received at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or by our transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by March 14, 2012 at 8:00 A.M. Israel time, which is March 14, 2012 , at 1:00 A.M. Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.

By order of the Board of Directors,

/s/ Oded Bashan
Mr. Oded Bashan
Chairman of the Board of Directors

February 10, 2012

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL

_____________________

PROXY STATEMENT
_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on March 16, 2012 at 08:00 A.M. (Israel time), at the offices of the Company in in Z.H.R Industrial Zone, Rosh-Pina, Israel.

SOLICITATION OF PROXIES
The agenda for the Meeting is as follows:

1.
To increase the Company’s authorized share capital from NIS 5,000,000 to NIS 20,000,000 and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.

2.	To approve certain amendments to the employment agreement of the Company's Chairman and Chief Executive Officer, Mr. Oded Bashan.

ITEM 1 - INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL

The Company’s authorized share capital is equal to NIS 5,000,000 divided into 50,000,000 Ordinary Shares, having par value of NIS0.10 per share.  The Board of Directors has determined that it is advisable and in the best interest of the Company, in order to allow the issuance of additional securities for general corporate purposes, such as issuance to employees, consultants, investors, issuance in connection with mergers and acquisitions and to allow the issuance of maximum number of Ordinary Shares issuable under the Rights Plan adopted by the Company on January 11, 2009, as amended and restated on January 11, 2012, to increase the authorized share capital of the Company by NIS 15,000,000 divided into 150,000,000 Ordinary Shares, so that the Company’s authorized share capital will be equal to NIS 20,000,000 divided into 200,000,000 Ordinary Shares.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to increase the Company’s authorized share capital by NIS 15,000,000 divided into 150,000,000 Ordinary Shares of the Company, par value of NIS0.10 per share, so that the Company’s authorized share capital will be equal to NIS 20,000,000 divided into 200,000,000 Ordinary Shares of the Company, par value of NIS0.10 per share and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.”

 The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the approval of the said resolution.

ITEM 2 – AMENDMENTS TO THE EMPLOYMENT AGREEMENT OF MR. ODED BASHAN

The Board of Directors has determined that it is advisable and in the best interest of the Company, in order to meet the future challenges of the Company, upon the recommendation of the Audit Committee and the Compensation Committee, to amend the employment agreement of Mr. Oded Bashan so that the following changes will be implemented:

1.    Amending the current bonus formula of Mr. Oded Bashan. Pursuant to the current bonus formula, Mr. Oded Bashan is entitled to a payment of $15,000 for every one percent increase (or part thereof) in the Company's average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year. The new proposed formula suggests that Mr. Bashan will be entitled to a bonus of only $5,000 (as opposed to $15,000) in fully vested options (as oppose to cash) for every one percent increase (or part thereof) in the Company's average share price quoted for the twelve months of the year for which the bonus is paid over the higher of (i) $2.76 (as oppose to $1.343, which  represents November and December 2011 average share price, that would have been used as the base for the calculation of 2012 bonus payment in the current formula); or (ii) the higher average share price quoted for the twelve months of any of the preceding years commencing (and including) the year 2012.  The amount of the vested options granted for each one percent increase shall be equal to $5,000 divided by the average share price quoted for the twelve months of the year, for which bonus is paid and the exercise price of the said options shall be equal to the par value of the underlying Ordinary Shares.

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2.              Adopting a cash bonus payment equal to 5% of the annual non-GAAP Operating profit of the Company (on a consolidated basis).

3.    Extending the term of the Employment agreement of Mr. Oded Bashan by one year to December 31, 2015 (instead of December 31, 2014).  It is hereby clarified that such agreement shall be terminated by either party upon six months’ notice (as reflected in the current agreement), where if either party terminates Mr. Bashan's employment prior to December 31, 2015 (instead of December 31, 2014), the Company shall be required to continue paying Mr. Bashan his remuneration until such date.  If, however, the agreement is not terminated before July 1, 2015, it shall be extended after December 31, 2015 and be subject to six month's notice as specified above.

4.    In exchange for the substantial reduction in the benefit resulting from the proposed new bonus formula set forth in Section 1 above agreed by Mr. Oded Bashan and in appreciation to the commitment, flexibility and devotion Mr. Bashan has shown to the Company by accepting these less favorable terms, the Board of Directors has determined that it is advisable and in the best interest of the Company, upon the recommendation of the Audit Committee and the Compensation Committee, to increase the monthly salary of Mr. Oded Bashan by $10,000, to an aggregate monthly salary of $40,0000.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to approve the amendments to the employment agreement of Mr. Oded Bashan, as described in this Item 2”.

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Board of Directors recommends a vote FOR the approval of the said resolution.

It is hereby clarified that if the said resolution is not approved, the employment agreement of
Mr. Oded Bashan, in effect as of the date hereof, shall remain in full force and effect and shall not be changed.

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Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: _______________

Details of shareholder:
(If there are several joint owners of the shares, their details should be included)

(1)	Name of shareholder ______________

(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________                                                      Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________                                                      Country of incorporation _____________

(3)	Record Date for which this certificate is granted: _________ __, _________

Details of the Shares:

(1)	Name of the security - Ordinary Shares; Par value - N.I.S 0.1; ISIN code - IL 009248951
(2)	No. of Shares - _____________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________                                                                                                Date: ______________

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